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July 25, 2016

VIA ELECTRONIC MAIL

Mr. Mark Zaruba

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Greater China Fund, Inc. (the “Applicant”)
Request for Withdrawal of Application for an Order Pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940
File No. 812-14672

Dear Mr. Zaruba,

The above-referenced Application was inadvertently filed on EDGAR separately for the Applicant, rather than a single application being filed for all five applicants to the above-referenced Application. The Application was thus assigned five separate application file numbers. Accordingly, we respectfully request that the Application filed under file number 812-14672 be withdrawn. The Application will remain filed under file number 812-14670, and the Applicant will be added to such file number upon the filing of an amendment to the Application.

Sincerely,

/s/Elliot J. Gluck
Elliot J. Gluck

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